UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  Initio, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   457203-10-7
                            -----------------------
                                 (CUSIP Number)

                            Arnold N. Bressler, Esq.
       One Pennsylvania Plaza, 49th Floor, New York, New York 10119-0165 -
                                 (212) 594-5300
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 25, 1998
             --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 457203-10-7                                     PAGE 1

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DANIEL A. DESTEFANO
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a. |_|
                                                             b. |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

            OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e):
                                                               |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
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      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

            995,010
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8     SHARED VOTING POWER

            -0-
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9     SOLE DISPOSITIVE POWER

           995,010
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10    SHARED DISPOSITIVE POWER

            -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           995,010
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                               |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.99
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14    TYPE OF REPORTING PERSON*

            IN
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

      This initial Schedule 13D of Daniel A. DeStefano (the "Schedule 13D") relates to the common stock, par value $.01 per share, issued by Initio, Inc.

Item 1.

      This Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Initio, Inc., a Nevada corporation (the "Company"). The address of the principal executive office of the Company is 2500 Arrowhead Drive, Carson City, Nevada 89706.

Item  2. Identity and Background

      1. (a) Daniel A. DeStefano.

            (b) Mr. DeStefano's business address is 2500 Arrowhead Drive, Carson City, Nevada 89706.

            (c) Mr. DeStefano is Chairman of the Company.

            (d-e) During the last five years, Mr. DeStefano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

            (f) Mr. DeStefano is a citizen of the United States.

Item 5. Interest in Securities of the Issuer.

       (a)-(b) Mr. DeStefano is the beneficial owner of 995,010 shares of the Company's common stock. This represents 19.99% of the Company's issued and outstanding shares. Mr. DeStefano's beneficial ownership is comprised of (i) currently exercisable options to acquire 125,000 shares, over which Mr. DeStefano would have sole voting and dispositive power, if exercised, (ii) 697,372 shares over which he has sole voting and dispositive power, and (iii) 172,638 shares held by the Daniel A. DeStefano Retirement Plan Trust, over which Mr. DeStefano, as Trustee has sole voting and dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On February 25, 1998, the Company entered into the Debenture Commitment Agreement with Pioneer Ventures Associates Limited Partnership ("PVALP") pursuant to which PVALP has agreed to make certain loans to the Company to be repaid by the Company in accordance with the terms of convertible subordinated debentures (the "Debentures"). PVALP has initially loaned $3,000,000 to the


                             Page 2 of 4 Pages

Company and the Company has issued the First Subordinated Debenture due May 1, 2003 (the "First Debenture").

      The terms of the First Debenture include the condition that the principal stockholders of the Company (the "Principal Stockholders"), which include Mr. DeStefano, enter into the Voting Agreement.

      The Voting Agreement provides that so long as there is any unpaid principal amount or interest outstanding under the Debentures or so long as the conversion shares are held by PVALP, the Principal Stockholders will vote all of their Common Stock for the election of PVALP's designee as a director of the Company. In addition, in the event of a default under the Debenture Commitment Agreement, the Principal Shareholders agree to elect that number of nominees to the Board of Directors designated by PVALP such that the Board of Directors becomes comprised of a majority of nominees of PVALP. The Principal Shareholders also agree to vote in favor of the PVALP nominees so long as any interest or principal remains unpaid.

      The Voting Agreement also provides that the Principal Shareholders may not transfer any Common Stock to any affiliate without PVALP's prior written consent. "Affiliate" is defined in the Voting Agreement as (a) any spouse, parent, parent-in-law, grandparent, grandchild, sibling, uncle, aunt, niece, nephew or first cousin of the transferor or (b) any person which the transferor directly or indirectly controls or (c) any transfer to a person if the transferor remains a beneficial owner, as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, of the transferred shares.

Item 7. Material to be Filed as Exhibits.

     The following are attached as exhibits hereto:

            Exhibit 1.     Debenture Commitment Agreement, dated as of
                           February 25, 1998, by and between the Company and PVALP incorporated by reference to Schedule 13D dated March 13, 1998 of
                           Martin Fox.

            Exhibit 2.     Convertible Subordinated Debenture due May
                           1, 2003 incorporated by reference to Schedule 13D dated March 13, 1998 of Martin
                           Fox.

            Exhibit 3. Voting Agreement, dated as of February 25, 1998, by and between PVALP and the Principal Stockholders incorporated by reference to Schedule 13D dated March 13, 1998 of Martin Fox.


                             Page 3 of 4 Pages

                                  SIGNATURES

     After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                          /s/ Daniel A. DeStefano
                                          -----------------------
                                                Daniel A. DeStefano

Dated:  March 13, 1998

                             Page 4 of 4 Pages